Filed by PXRE Group Ltd.
pursuant to Rule 425
under the Securities Act of 1933
Subject Company: Argonaut Group, Inc.
Commission File No. 333-142568

Contact:	Investors:
PXRE Group Ltd.	Sard Verbinnen & Co
Robert P. Myron	Jamie Tully/Lesley Bogdanow
Chief Financial Officer	212-687-8080
441-296-5858	jtully@sardverb.com
bob.myron@pxre.com

PXRE Group Ltd.
PXRE House
110 Pitts Bay Road, Pembroke HM 08
Bermuda
441 296 5858
441 296 6162 FAX
PXRE GROUP LTD. ANNOUNCES ITS INTENTION TO MOVE TO THE NASDAQ GLOBAL SELECT MARKET SUBJECT TO COMPLETION OF MERGER WITH ARGONAUT
     HAMILTON, Bermuda — July 17, 2007 — PXRE Group Ltd. (NYSE:PXT) (“PXRE”), pursuant to authorization by PXRE’s Board of Directors and conditioned on and subject to the completion of the merger transaction contemplated by the previously announced agreement and plan of merger by and among PXRE, PXMS Inc. and Argonaut Group, Inc. dated as of March 14, 2007, as amended as of June 8, 2007, announced today that it has provided written notice to the New York Stock Exchange of its determination to withdraw its common shares from listing and registration on the New York Stock Exchange and to become listed and registered on the NASDAQ Global Select Market. The change in listing and registration of PXRE’s common shares from the New York Stock Exchange to the NASDAQ Global Select Market will not occur unless and until the merger with Argonaut Group, Inc. is completed and PXRE’s application to list and register on the NASDAQ Global Select Market is approved. The closing of the merger is subject to the satisfaction of certain conditions, including the receipt of certain regulatory approvals and the approval by the shareholders of PXRE and Argonaut Group, Inc. of certain proposals in connection with the merger. As previously announced, PXRE and Argonaut Group, Inc. have each scheduled a special meeting of shareholders, to be held on July 25, 2007, to consider and vote on such proposals.
About PXRE Group Ltd.
PXRE — with operations in Bermuda, Europe and the United States — provides reinsurance products and services to a worldwide marketplace. PXRE’s primary focus is providing property catastrophe reinsurance and retrocessional coverage. PXRE also provides marine, aviation and aerospace products and services. PXRE’s common shares trade on the NYSE under the symbol “PXT.”
To request other printed investor material from PXRE or additional copies of this news release, please contact Jamie Tully or Lesley Bogdanow at Sard Verbinnen & Co, (212) 687-8080 or visit www.PXRE.com.

Where to Find Additional Information about the Proposed Merger Transaction
In connection with the proposed merger transaction between PXRE and Argonaut Group, Inc., PXRE has filed with the SEC a registration statement on Form S-4 which contains a joint proxy statement/prospectus. PXRE and Argonaut Group, Inc. mailed the joint proxy statement/prospectus on or about June 20, 2007 to their respective shareholders of record on June 4, 2007. Investors and shareholders of PXRE and Argonaut Group, Inc., are urged to read the definitive joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger transactions because they contain important information about PXRE, Argonaut Group, Inc., and the contemplated merger transaction. The definitive joint proxy statement/prospectus and other relevant materials, and any other documents filed by PXRE with the SEC, may be obtained free of charge at the SEC’s web site at http://www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by PXRE by directing a written request to PXRE Group Ltd., Attention: Robert P. Myron, Chief Financial Officer, PXRE House, 110 Pitts Bay Road, Pembroke, HM 08 Bermuda or by calling 441-296-5858. Investors and shareholders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials before making any voting or investment decisions with respect to the proposed merger transaction. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
PXRE and its directors and executive officers and Argonaut Group, Inc., and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXRE and Argonaut Group, Inc. in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus referred to above.
Forward Looking Statements
This news release may contain “forward-looking statements” which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on PXRE’s current expectations and beliefs concerning future developments and their potential effects on PXRE. Except for historical information contained herein, the matters discussed herein are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended) that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the timing and trading on the NASDAQ Global Select Market, whether such listing and trading will occur at all, and the possible suspension of trading of PXRE’s common shares by the NYSE. There are a number of factors that may cause actual results to differ from these forward-looking statements, including the failure of the proposed merger transaction to close and the failure of PXRE’s application to become listed on the NASDAQ Global Select Market to be approved. Other risks and uncertainties that may materially affect PXRE are contained in PXRE’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Please refer to these fillings for a more thorough description of these and other risk factors. PXRE disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.
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